Exhibit 99.33

AUSTPRO COMPLETES SHARE CONSOLIDATION AND CHANGES

NAME TO WONDERFI TECHNOLOGIES INC.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

August 25, 2021 – Vancouver, BC, Canada. WonderFi Technologies Inc. (“WonderFi” or the “Company”) (NEO: AUS) is pleased to announce that it has completed its previously announced consolidation of its issued and outstanding common shares on an 8.727:1 basis (the “Consolidation”). Subsequent to the Consolidation, the Company has 1,700,206 common shares issued and outstanding.

Concurrently with the Consolidation, the Company has changed its name from “Austpro Energy Corporation” to “WonderFi Technologies Inc.”.

New share certificates will be issued under new CUSIP and ISIN numbers, which are CUSIP: 97818W107 / ISIN: CA97818W1077. Holders of shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by Computershare Trust Company of Canada (“Computershare”), the Company’s transfer agent or, in the case of beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders generally do no need to take any additional actions to exchange their pre-consolidation shares for post- consolidation shares. If you hold your shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal from Computershare advising of the Consolidation and instructing them to surrender the share certificates representing pre-consolidation shares for replacement certificates or a direct registration advice representing their post-consolidation shares.

Effective at the opening of the market on August 26, 2021, the trading symbol will change to WNDR, however, trading will remain halted pending the completion of the Company’s previously announced reverse takeover transaction with DeFi Ventures Inc. (“DeFi”).

ABOUT DeFi

DeFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. DeFi’s platform will serve as a trusted gateway to the new financial system and it aims to enable and empower individuals to use DeFi in a streamlined way. DeFi’s business was founded in January 2021 and was established by a team of experienced builders in Fintech and other complementary industries with institutional experience. DeFi is supported by engineers with previous experience at Amazon, Paypal, Galaxy Digital and other leading technology companies. For more information, visit www.wonder.fi.

For additional information, please contact:

Scott Ackerman, Chief Executive Officer, WonderFi Technologies Inc.

sackerman@emprisecapital.com

778-331-8505

Ben Samaroo, Chief Executive Officer, DeFi Ventures Inc.

ben@defiventures.io

On Behalf of the Board of Directors of WonderFi Technologies Inc.

Scott Ackerman

Director

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the completion of the Company’s previously announced reverse takeover transaction with DeFi.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the completion of the reverse takeover transaction. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.